August 19, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Artisan Partners Funds, Inc.

Fidelity Bond Filing

1933 Act Registration No. 33-88316

1940 Act Registration No. 811-8932

Dear Sir or Madam:

On behalf of Artisan Partners Funds, Inc. (“Artisan Funds”), we enclose the following documents for filing under Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the fidelity bond, including all revised riders (the “Fidelity Bond”), for Artisan Funds, Artisan Partners Limited Partnership (Artisan Funds’ adviser), Artisan Partners UK LLP (Artisan Global Equity Fund sub-adviser) and Artisan Partners Distributors LLC (Artisan Funds’ distributor).

2.	One copy of the resolutions adopted by Artisan Funds’ board of directors, including the directors who are not “interested persons” of Artisan Funds, at their meeting on May 10, 2011 approving:

•	the amount, type, form and coverage of the Fidelity Bond and the portion of the premiums to be paid by Artisan Funds; and

3.	One copy of the executed Fifth Amended and Restated Fidelity Bond Allocation Agreement.

The Fidelity Bond was received by Artisan Funds from its insurance agent via email on August 17, 2011. Premiums for the enclosed Fidelity Bond have been paid for the period 12:01 a.m. on March 27, 2011 to 12:01 a.m. on March 27, 2012.

The enclosed Fidelity Bond provides for aggregate coverage per loss of $7,500,000. Had Artisan Funds not been named as an insured under a joint insured bond, it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,500,000.

If you have any questions or require additional information, please do not hesitate to contact me at 414.299.4012.

Sincerely,

/s/ James S. Hamman, Jr.
James S. Hamman, Jr.
Assistant Secretary

Enclosure